Contact

www.linkedin.com/in/rseanlarkin (LinkedIn)
growthfix.io (Company)
medium.com/@growthfix (Blog)

Top Skills

E-Commerce
BigCommerce
Nonprofit consulting

Languages

Spanish
English

Certifications

Consulting Partner Certification

Publications

RedHen CRM - an Open-Source CRM Solution Built Entirely with Drupal

Sean Larkin

Fueled Founder. Let's talk 1st-party data.
Denver Metropolitan Area

Summary

SaaS founder and veteran agency growth marketer. I've built, bought, and sold multiple companies/teams. Excited to be building the world's first Customer Data Platform for eCommerce: https://fueled.io

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Experience

Fueled
CEO and Founder
June 2021 - Present (2 years 2 months)
Denver, Colorado, United States

Fighting Goat Soap Company
Founder, Soap-maker, Goat Herder
January 2019 - Present (4 years 7 months)
Greater Denver Area

Founder, Soap-maker, Goat Herder at Fighting Goat Soap Company. Handcrafted CBD soap and skincare products, formulated for athletes.

Inclined | Your Growth Marketing Partner
CEO and Co-Founder (Successful Exit)
March 2020 - December 2022 (2 years 10 months)
Denver, Colorado, United States

Inclined partners with online businesses to analyze, implement and optimize sales and marketing channels to dramatically increase their bottom line.

GrowthFix
Growth Marketing Consultant
April 2019 - March 2020 (1 year)
Greater Denver Area

I've led digital teams for 15 years. Having successfully founded and sold a couple of businesses, I enjoy sharing what I've learned about selling and marketing professional services. I help agencies move through sticking points to unlock growth.

Subscribe Commerce

Co-Founder (Successful Exit)

July 2018 - March 2019 (9 months)

Denver, CO

A digital agency focused exclusively on helping brands adopt subscription e-commerce strategies and technology.

Victory Homesteading, LLC

Founder

January 2017 - June 2018 (1 year 6 months)

Greater Denver Area

Urban farming and agricultural investment consultant. Helping families and communities develop more sustainable local food systems.

ThinkShout, Inc

6 years 9 months

Director of Sales and Co-Founder (Successful Exit)

January 2016 - February 2016 (2 months)

Denver, Colorado

CEO and Owner

June 2009 - January 2016 (6 years 8 months)

Web strategy and open source technology for progressive organizations. Drupal software development.

OpenSourcery

Project Manager

February 2007 - June 2009 (2 years 5 months)

* Facilitated the technical excellence and happiness of one of the brightest and most creative team I've met.
* Coordinated the workload and schedules of a dozen software developers on custom Drupal, Ruby on Rails, and Perl projects.
* Managed client expectations, requirements gathering, milestone development, release schedules and budgets – utilizing an agile development methodology.
* Coordinated with the sales and marketing team regarding the availability and technical interests of my developers.
* Coordinated with our systems administration team to remove roadblocks to my developers' work.

Portland OR
Freelance Web Developer
February 2006 - February 2007 (1 year 1 month)

Specialized in Drupal and CiviCRM integration, theming and site architecture. Deployed open source tools for nonprofits. Excelled at Drupal end-user training and IT planning.

Northwest River Guides
Program Director
August 2005 - June 2006 (11 months)

Redesigned website and e-commerce tools using Drupal. Managed sales and scheduling for local kayak school. Managed logistics, budgets and pricing for regional and international expeditions.

Amigos Bravos
Outreach Coordinator
July 2004 - June 2005 (1 year)

Coordinated direct mail campaigns, membership drives and special events. Developed outreach materials. Maintained website and e-commerce tools. Managed fundraising budget.

Waterkeeper Alliance
Field Coordinator
June 2002 - June 2004 (2 years 1 month)

Designed and implemented the Alliance's fundraising database. Provided one-on-one management consulting services to over 100 local and regional conservation organizations. Represented the Alliance at speaking engagements and events in 4 countries. Led efforts to fundraise over $200K to develop a Chesapeake Bay regional organization. Coordinated direct mail and e-advocacy campaigns.

Yosemite Institute
Site Coordinator
August 2001 - May 2002 (10 months)

Coordinated lodging, transportation and logistics for 300-person outdoor education campus.

El Proyecto Nueva Esperanza (Honduras)
Director of Operations
January 1998 - January 1999 (1 year 1 month)

Developed payroll and inventory database. Designed and executed a sweat-equity housing and micro-enterprise development project in response to the crisis of Hurricane Mitch. Developed work systems and organizational structure for a project serving 200+ beneficiaries and building 60+ homes. Managed 80 day laborers, 20 master carpenters, and 10-person administrative staff.

Education

Syracuse University - Maxwell School

Masters, Public Administration · (2000 - 2001)

University of Virginia

Bachelors of Arts; Focused, religious philosophy; literature · (1995 - 1998)